UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13031406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1508
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Singer (212) 482-2152
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi, & Co., LLC, a division of Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 22 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARETH WINSTON STEWART
Notary Public, State of New York
No. 02ST6021437
Qualified in New York County
Commission Expires March 15, 2015

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

BLUE CAPITAL SECURITIES, INC.

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial position of Blue Capital Securities, Inc., at December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 • Fax (516) 256-3510

An Independent Firm Associated with Moore Stephens International Limited
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Capital Securities, Inc. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
February 26, 2013

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 3,972
Due from JP Morgan Clearing Corp.	377,691
Investments, at fair value (Note 3)	396,352
Commissions receivable	14,272
Interest receivable	8,365
Prepaid expenses	31,158
Fixed assets, net of accumulated depreciation of $226,425	39,719
Other assets	35,016
TOTAL ASSETS	$ 906,545

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 86,525
Loans payable	600,000
	686,525
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock - $1.00 par value:	1,000
Authorized - 1,000 shares	
Issued and outstanding - 1,000 shares	
Additional paid-in capital	1,833,447
Accumulated deficit	(1,614,427)
Total Stockholders' Equity	220,020
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 906,545

The accompanying notes are an integral part of this financial statement.

BLUE CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 1 - Organization

Blue Capital Securities, Inc. (the "Company") is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. It operates out of its sole office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully-disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Due from JP Morgan Clearing Corp.

Due from JP Morgan Clearing Corp. consists primarily of cash and cash equivalents, cash collateral with the Company's clearing broker and counterparties, and the amounts receivable or payable for securities that have not yet settled at December 31, 2012. Cash at broker which is related to securities sold, not yet purchased, and deposits on transactions are restricted until these securities are purchased or until the transactions are settled or terminated. Cash balances held at the broker and securities owned by the Company serve as collateral for margin account debit balances existing at the broker.

Investments

Investments are carried at fair value, pursuant to the fair value accounting standard (see Note 3). Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided by application of the double-declining balance method over the estimated useful lives of the respective assets.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition

The Company recognizes commissions as earned on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Corporate Income Taxes

The Company is an S Corporation for federal and New York State tax purposes. As a result, any such income taxes are the responsibility of its shareholders. The Company is subject to New York City corporate income taxes. Deferred income tax benefits applicable to net operating loss carryforwards have been fully reserved due to the uncertainty of future taxable income (see Note 8).

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard has had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2009. The years 2009 to 2011 remain subject to examination by taxing authorities.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease (see Note 9).

BLUE CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 3 - Valuation of Portfolio Investments

The Company uses the fair value measurements standard to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 and Level 2, and are summarized as follows:

Description	Level 1	Level 2	Total
Corporate Bonds	$ -0-	$ 58,906	$ 58,906
Equities	20,971	-0-	20,971
Preferred Equities	-0-	25,600	25,600
Government Agency Securities			
Federal Home Loan Mortgage Corporation securities	-0-	206,706	206,706
Government National Mortgage Association securities	-0-	84,169	84,169
Total Investments	$ 20,971	$ 375,381	$ 396,352

Valuation Techniques

Equities

Equity securities including common stock and equities, are generally valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Investment Manager believes such prices more accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are generally valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is generally valued by the pricing service at its last bid price if held long and the last asked price if sold short. Securities traded in the NASDAQ over-the-counter market are generally valued by the pricing service at the NASDAQ Official Closing Price. When using the market quotations or closing prices provided by the pricing service and when the market is considered active, the security will be classified as a Level 1 security. At December 31, 2012, all equities are considered Level 1.

Note 3 - Valuation of Portfolio Investments (cont'd.)

Valuation Techniques (cont'd.)

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

U.S. Government Agencies or Government-Sponsored Enterprises

Securities issued by the U.S. Government agencies or government-sponsored enterprises such as, Government National Mortgage Association ("GNMA" or "GINNIE MAE") and Federal Home Loan Mortgage Corporation ("FHLMC" of "Freddie Mac"), are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and Adjustable Rate Mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises and mortgage-backed securities are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. At December 31, 2012, all GNMA and FHLMC securities held by the Company are considered Level 2.

BLUE CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 4 - Fixed Assets

Fixed assets, net at December 31, 2012 are summarized as follows:

Furniture and fixtures	$	98,194
Technology equipment		167,950
		266,144
Less: Accumulated depreciation		226,425
	$	39,719

Depreciation expense amounted to $7,007 for the year ended December 31, 2012.

Note 5 - Purchase Agreement

In October 2012, BSM Partners, LLC and DGM Partners, LLC ("new owners") each purchased a 12% interest in the company. Pursuant to the purchase agreement, the majority owner has an agreement to sell the remaining 76% of the Company, upon approval by FINRA, to the new owners. Thereafter, this majority owner will be under a seven-year employment agreement with the Company.

Note 6 - Loans Payable

In October 2012, the Company entered into unsecured loan agreements with the two new owners in the amount of $300,000 each for a total of $600,000. Each loan bears interest at LIBOR plus 2.75% per annum, or 3.6% per annum at December 31, 2012. Interest expense for the year ended December 31, 2012 was $5,032. The loans are due on demand pursuant to the Purchase Agreement discussed in Note 5. If the notes become due and payable at any time prior to the approval by FINRA, the amounts that are due and payable may be set off by the majority owner against one-half of any amounts due and payable by the new owners pursuant to the purchase agreement.

Note 7- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $90,263, which exceeded its requirement by $40,263. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2012, this ratio was 7.61:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 8 - Income Taxes

The Company has available a net operating loss carryforward of approximately $271,000 to offset future New York City corporate income.

At December 31, 2012, the Company has recorded a deferred tax asset of approximately $11,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $11,000 has been recorded against the deferred tax asset. The valuation allowance increased by $2,000 during 2012. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. In addition, current market conditions could adversely affect income. The Company has not recorded a tax liability for uncertain tax positions.

Note 9 - Commitments

The Company is obligated under a lease agreement for office space expiring January 2015. Part of the leased office space was subleased on September 10, 2010 for two years.

Future aggregate annual minimum rental payments due under the lease are as follows:

Years Ending December 31:	Expense
2013	$ 72,394
2014	72,828
2015	6,069
	$ 151,291

Net rent expense for 2012 was $55,626, consisting of gross rent expense of $67,626, which includes rent, utilities and escalation charges, less $12,000 of sublease rental income.

Note 10 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

Note 11 - Concentrations

The Company maintains all of its cash in a major bank, which cash balance, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Note 12 - Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued.